SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) Or 13(e)(1)

of the Securities Exchange Act of 1934

Skullcandy, Inc.

(Name of Subject Company (Issuer))

MRSL Merger Co.

(Offeror) a direct wholly owned subsidiary of

MRSK Hold Co.

(Parent of Offeror)

Mill Road Capital II, L.P.

(Other Person)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

83083J104

(CUSIP number of class of securities)

MRSK Hold Co.

Attn: Thomas E. Lynch

382 Greenwich Ave., Suite One

Greenwich, Connecticut 06830

Telephone: (203) 987-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Peter M. Rosenblum, Esq.

Joseph J. Basile, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, Massachusetts 02210

(617) 832-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$210,274,294	$21,175

*	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $6.35 (i.e., the per share tender offer price) by (y) the sum of (a) 28,800,219, the number of shares of common stock issued and outstanding, plus (b) 2,576,792, the number of shares of common stock issuable pursuant to outstanding stock options, plus (c) 1,478,164, the number of shares of common stock subject to restricted stock unit awards, plus (d) 258,887, the number of shares of common stock subject to performance stock units. The foregoing share figures have been provided by the issuer to the offeror and are as of August 25, 2016.
**	The amount of the filing fee, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $100.70 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by MRSL Merger Co., a Delaware corporation (“Purchaser”), a direct wholly owned subsidiary of MRSK Hold Co., a Delaware corporation (“Parent”), which is a direct wholly owned subsidiary of Mill Road Capital II, L.P., a Delaware limited partnership (“Mill Road”), to purchase all issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Skullcandy, Inc., a Delaware corporation (“Skullcandy”), other than any Shares that are owned immediately prior to the commencement of the Offer by Mill Road or by Parent, Purchaser, Skullcandy or any of their wholly-owned subsidiaries, at a price of $6.35 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 1, 2016 (the “Offer to Purchase”), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

Pursuant to General Instruction F to Schedule TO, the information set forth in the Offer to Purchase, including all annexes thereto, is incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the heading “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Skullcandy, Inc., a Delaware corporation. Skullcandy’s principal executive offices are located at 1441 West Ute Boulevard, Suite 250, Park City, Utah 84098. Skullcandy’s telephone number at such address is (435) 940-1545.

(b) This Schedule TO relates to the issued and outstanding Shares of Skullcandy. According to Skullcandy, as of August 25, 2016, there were an aggregate of (i) 28,800,219 Shares issued and outstanding, (ii) outstanding options to purchase 2,576,792 Shares (iii) outstanding restricted stock units with respect to 1,478,164 Shares, and (iv) outstanding performance stock unit awards with respect to 258,887 Shares.

(c) The information set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) The filing companies of this Schedule TO are Parent, Purchaser and Mill Road. Each of Parent’s, Purchaser’s and Mill Road’s principal executive office is located at 382 Greenwich Ave., Suite One, Greenwich, Connecticut 06830, and each of Parent’s, Purchaser’s and Mill Road’s telephone number is (203) 987-3500. The information regarding Parent, Purchaser and Mill Road set forth in Schedule B of the Offer to Purchase is incorporated herein by reference.

(b),(c) The information regarding Parent, Purchaser and Mill Road set forth in Section 9—“Certain Information Concerning Parent, Purchaser and Mill Road” in the Offer to Purchase and in Schedule B of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 9, 10 and 11—“Certain Information Concerning Parent, Purchaser and Mill

Road,” “Background of the Offer; Contacts with Skullcandy” and “Purpose of the Offer and Plans for Skullcandy; Merger Agreement and Other Agreements” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(3)–(c)(7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 9, 10 and 11—“Certain Information Concerning Parent, Purchaser and Mill Road,” “Background of the Offer; Contacts with Skullcandy” and “Purpose of the Offer and Plans for Skullcandy; Merger Agreement and Other Agreements” is incorporated herein by reference.

(c)(2) Not applicable

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (d) The information set forth in Section 12—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a), (b) The information set forth in Sections 9 and 11—“Certain Information Concerning Parent, Purchaser and Mill Road” and “Purpose of the Offer and Plans for Skullcandy; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase entitled “Introduction” and Sections 10, 11 and 16—“Background of the Offer; Contacts with Skullcandy,” “Purpose of the Offer and Plans for Skullcandy; Merger Agreement and Other Agreements” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in Sections 9, 10 and 11—“Certain Information Concerning Parent, Purchaser and Mill Road,” “Background of Offer; Contacts with Skullcandy” and “Purpose of the Offer and Plans for Skullcandy; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

(a)(2), (3) The information set forth in Sections 11, 13 and 15—“Purpose of the Offer and Plans for Skullcandy; Merger Agreement and Other Agreements,” “Conditions of the Offer” and “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a)(4) Not applicable.

(a)(5) The information set forth in Section 15—“Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 1, 2016.

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued by Skullcandy and Mill Road on August 24, 2016 (incorporated by reference to Exhibit 99.1 to Purchaser’s Tender Offer Statement on Schedule TO filed on August 24, 2016).

(a)(5)(B)	Summary Newspaper Advertisement as published in the New York Times on September 1, 2016.

(b)(1)	Commitment Letter dated August 12, 2016, among Mill Road, Cerberus Business Finance, LLC and PNC Bank, N.A. (incorporated by reference to Exhibit 11 to Mill Road’s Schedule 13D/A filed on August 15, 2016).

(b)(2)	Commitment Letter dated August 23, 2016, between Mill Road Capital II, L.P. and MRSK Hold Co.

(d)(1)	Agreement and Plan of Merger dated August 23, 2016, among Purchaser, Parent and Skullcandy (incorporated by reference to Exhibit 17 to Mill Road’s Schedule 13D/A filed on August 24, 2016).

(d)(2)	Confidentiality Agreement dated June 29, 2016, between Mill Road Capital Management LLC and Skullcandy.

(d)(3)	Clean Team Agreement dated June 30, 2016, between Mill Road Capital Management LLC and Skullcandy.

(d)(4)	First Amendment to Nondisclosure Agreement dated July 24, 2016, between Mill Road Capital Management LLC and Skullcandy.

(d)(5)	Sponsor Guarantee dated August 23, 2016, between Mill Road Capital II, L.P. and Skullcandy.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MRSL Merger Co.

By:	/s/ Scott P. Scharfman

Name:	Scott P. Scharfman

Title:	Vice President

MRSK Hold Co.

By:	/s/ Scott P. Scharfman

Name:	Scott P. Scharfman

Title:	Vice President

Mill Road Capital II, L.P.

By:	Mill Road Capital II GP LLC
Its General Partner

By:	/s/ Scott P. Scharfman

Name:	Scott P. Scharfman

Title:	Management Committee Director

Dated: September 1, 2016

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 1, 2016.

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued by Skullcandy and Mill Road on August 24, 2016 (incorporated by reference to Exhibit 99.1 to Purchaser’s Tender Offer Statement on Schedule TO filed on August 24, 2016).

(a)(5)(B)	Summary Newspaper Advertisement as published in the New York Times on September 1, 2016.

(b)(1)	Commitment Letter dated August 12, 2016, among Mill Road, Cerberus Business Finance, LLC and PNC Bank, N.A. (incorporated by reference to Exhibit 11 to Mill Road’s Schedule 13D/A filed on August 15, 2016).

(b)(2)	Commitment Letter dated August 23, 2016, between Mill Road Capital II, L.P. and MRSK Hold Co.

(d)(1)	Agreement and Plan of Merger dated August 23, 2016, among Purchaser, Parent and Skullcandy (incorporated by reference to Exhibit 17 to Mill Road’s Schedule 13D/A filed on August 24, 2016).

(d)(2)	Confidentiality Agreement dated June 29, 2016, between Mill Road Capital Management LLC and Skullcandy.

(d)(3)	Clean Team Agreement dated June 30, 2016, between Mill Road Capital Management LLC and Skullcandy.

(d)(4)	First Amendment to Nondisclosure Agreement dated July 24, 2016, between Mill Road Capital Management LLC and Skullcandy.

(d)(5)	Sponsor Guarantee dated August 23, 2016, between Mill Road Capital II, L.P. and Skullcandy.

(g)	Not applicable.

(h)	Not applicable.